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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of October, 2007

                        Commission File Number: 000-21742

                                   Acergy S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F [X]                     Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [ ]                           No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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

In accordance with General Instruction B, item (i), attached herewith as Exhibit
99.1 is a press release, dated October 10, 2007, whereby Acergy S.A. announced unaudited results for the third quarter ended on August 31, 2007.

Financial Highlights

                                                   Three Months Ended         Nine Months Ended
                                                -----------------------    -----------------------
                                                 Aug.31.07    Aug.31.06     Aug.31.07    Aug.31.06
In $ millions                                    Unaudited    Unaudited     Unaudited    Unaudited
-------------------------------------------     ----------   ----------    ----------   ----------
Net operating revenue from continuing
 operations                                          709.2        607.0       1,909.1      1,511.4
Gross profit                                         161.8        130.0         373.1        296.8
Net operating income from continuing
 operations                                          125.0        108.5         263.0        214.1
Net income from continuing operations                 79.9         66.6         167.5        146.7
Net income / (loss) from discontinued
 operations                                              -        (12.8)          4.9        (13.1)
Gain on disposal of discontinued operations              -            -             -         35.1
Net income                                            79.9         53.8         172.4        168.7

                                                   Three Months Ended         Nine Months Ended
                                                -----------------------    -----------------------
                                                 Aug.31.07    Aug.31.06     Aug.31.07    Aug.31.06
PER SHARE DATA (Diluted)                         Unaudited    Unaudited     Unaudited    Unaudited
-------------------------------------------     ----------   ----------    ----------   ----------
Earnings per share from continuing
 operations                                          $0.39        $0.34         $0.82        $0.74
Earnings per share from discontinued
 operations                                              -       ($0.07)        $0.02        $0.11
Net earnings per share                               $0.39        $0.27         $0.84        $0.85
Weighted-average number of common shares
 issued (millions)                                   212.1        198.3         213.6        197.9

Highlights

- A strong quarter with high activity levels and good execution of continuing complex operations
- Greater Plutonio achieved significant progress during the quarter
- The Polar Queen joined the fleet and mobilised immediately to West Africa
- Sapura Acergy joint venture was awarded $175 million Kikeh pipeline deepwater installation contract in Malaysia

Post Quarter Highlights

- First oil on Greater Plutonio achieved on the southern production system

Operating Review

Acergy Africa and Mediterranean - A very active quarter in West Africa with revenue up 30% on the same quarter in 2006. On the Greater Plutonio project, significant progress was made during the quarter, resulting in a strong financial contribution. The tie-in programme continued towards the hand over of the southern production system for first oil after quarter end. Installation work on the Moho Bilondo project in the Congo continued with the Polar Queen mobilising to work on this project. Commercial activity continues to be intense with a number of the long awaited major contracts now expected to move closer to award.

Acergy Northern Europe and Canada - The high level of activity continued throughout the quarter with revenue broadly in line with the same quarter in 2006. The main project activity included work under the CNR Frame Agreement, the Njord Gas export line and the Starling project. The Acergy Piper successfully completed the Tyrihans project ahead of schedule. The technically demanding Tampen Hot-Tap and H7 bypass projects completed during the quarter. All assets deployed in Northern Europe worked at full capacity throughout the quarter.

Acergy North America and Mexico - Project management and engineering support for projects in Brazil continued throughout the quarter. Targeted tendering continues for deepwater projects in the Gulf of Mexico.

Acergy South America - The growth in Acergy South America is demonstrated with revenue increasing to $63 million compared to $20 million for the same quarter in 2006. SURF projects now represent 60% of regional backlog. The PRA-1 contract passed a major milestone with the installation of the three manifolds. The build up of the Acergy infrastructure in Brazil continues ahead of the offshore phases of Frade and Mexilhao projects in 2008. The three ships on long term charter to Petrobras achieved 97% utilisation in the quarter.

Acergy Asia and Middle East - Revenues declined in the quarter compared to the same period in 2006, as the early contribution from current projects did not replace the contribution from the Casino project. The Dai Hung project was physically completed at a loss in the quarter, although contract closure is anticipated in the coming months, and the region continued to build up its organisation. The $5.7 million gain realised on the sale of shallow water assets during the quarter was more than offset by the planned dry docking of the Toisa Proteus which resulted in lower ship utilisation. The Sapura Acergy joint venture remained loss making and will continue to be so until the delivery of the Sapura 3000.

Asset Development
The Polar Queen, was delivered during the latter part of the quarter. Both the Sapura 3000 and the Acergy Viking are expected to join the fleet by year end.

Non-consolidated joint ventures
The contribution from non-consolidated joint ventures in the quarter was down significantly from the same quarter in 2006. This decrease was mainly due to lower activity in the Seaway Heavy Lifting joint venture, due to repairs on the Stanislav Yudin during June, and mobilising to work for our joint venture partner for the remainder of the period. The major contributors in the quarter were the Subsea7 project joint venture in Norway and NKT Flexibles. The Sapura Acergy joint venture remained loss making as expected, prior to the delivery of the Sapura 3000.

Financial Review
Net operating revenue from continuing operations for the third quarter increased 17% to $709.2 million compared to the same quarter in 2006, primarily due to increased activity levels in West Africa and South America.

Net operating income from continuing operations for the third quarter was $125.0 million compared to $108.5 million for the same period in 2006. This was primarily as a result of improved project performance and a higher level of activity, particularly in West Africa, offset by the lower contribution from non-consolidated joint ventures at $10.8 million compared to $23.7 million. Selling, General and Administrative expenses for the quarter increased 25% to $53.1 million compared to the same period in 2006 due to increased activity levels, higher tendering and infrastructure build up costs, including some one-off costs.

The tax charge for the quarter was $41 million, an effective tax rate of 34% for the quarter. Whilst the underlying charge from operations increased to approximately 37%, caused by a change in the profit mix, the partial release of a provision in respect of ongoing tax audits reduced the net quarterly rate to 34%.

Net income was $79.9 million compared to $66.6 million for continuing operations in 2006, reflecting the higher level of activity during the quarter, and compared to $53.8 million for all operations in the same period in 2006, which included a $12.8 million loss on discontinued operations.

The cash and cash equivalents position at the quarter end was $518.1 million, compared to $500.2 million as at May 31, 2007, due to strong cash generation from operations, offset by planned capital expenditure at $65 million and the dividend payment of $38 million. Total advance billings at the quarter end stood at $201.7 million compared to $209.7 million at May 31, 2007.

At quarter end, Acergy S.A. held directly 6,154,845 treasury shares representing 3.2% of the total issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.5% of the total issued shares.

Current Trading
The backlog for continuing operations as at August 31, 2007 was $2.7 billion, of which $0.7 billion is for execution throughout the remainder of 2007. The Group also held an additional $335 million in pre-backlog at the quarter end.

In $ millions as at:            Aug.31.07        May.31.07         Aug.31.06
-----------------------         ---------        ---------         ---------
Backlog                             2,745            3,031             2,618
Pre-Backlog (1)                       335              522               302

(1) Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Outlook
The major SURF projects, especially in West Africa which are experiencing delays, are now expected to move closer to award. Acergy anticipates material backlog growth in the months ahead, with medium to long term market trends expected to remain strong. Clarity of future revenues and the activity level in 2008 and 2009 will become evident as some of the major contracts are awarded.

                          ACERGY S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (In $ millions, except share and per share data)

                                                                 Three Months Ended            Nine Months Ended
                                                             --------------------------    --------------------------
                                                              August 31,     August 31,     August 31,     August 31,
                                                                2007            2006          2007           2006
                                                              Unaudited      Unaudited      Unaudited      Unaudited
                                                             -----------    -----------    -----------    -----------
Net operating revenue from continuing operations                   709.2          607.0        1,909.1        1,511.4
Operating expenses                                                (547.4)        (477.0)      (1,536.0)      (1,214.6)
                                                             -----------    -----------    -----------    -----------
Gross profit                                                       161.8          130.0          373.1          296.8
Share of net income of non-consolidated joint ventures              10.8           23.7           27.6           37.8
Selling, general and administrative expenses (a)                   (53.1)         (42.5)        (150.4)        (118.8)
Impairment of long-lived tangible assets                               -           (0.7)          (0.2)          (0.7)
Gains/(losses) on disposal of long-lived tangible assets
 and subsidiaries                                                    5.7           (0.2)          12.5           (0.6)
Other operating income/(loss), net                                  (0.2)          (1.8)           0.4           (0.4)
                                                             -----------    -----------    -----------    -----------
Net operating income from continuing operations                    125.0          108.5          263.0          214.1
Interest income/(expense), net                                       2.4            4.1           11.3            9.1
Foreign currency exchange losses, net                               (3.8)          (4.1)          (4.6)          (1.2)
                                                             -----------    -----------    -----------    -----------
Net income before minority interest and taxes from
 continuing operations                                             123.6          108.5          269.7          222.0
Minority interests                                                  (2.7)          (5.8)          (3.8)          (4.5)
                                                             -----------    -----------    -----------    -----------
Net income before income taxes from continuing
 operations                                                        120.9          102.7          265.9          217.5
Income tax provision                                               (41.0)         (36.1)         (98.4)         (70.8)
                                                             -----------    -----------    -----------    -----------
Net income from continuing operations                               79.9           66.6          167.5          146.7
Income/(loss) from discontinued operations                             -          (12.8)           4.9          (13.1)
Gain on disposal of discontinued operations                            -              -              -           35.1
                                                             -----------    -----------    -----------    -----------
Net income                                                          79.9           53.8          172.4          168.7
                                                             ===========    ===========    ===========    ===========
PER SHARE DATA
Net earnings per Common Share and Common Share
equivalent
  Basic
  Continuing operations                                             0.43           0.35           0.89           0.76
  Discontinued operations                                              -          (0.07)          0.02           0.12
                                                             -----------    -----------    -----------    -----------
  Net earnings                                                      0.43           0.28           0.91           0.88
                                                             ===========    ===========    ===========    ===========
  Diluted
  Continuing operations                                             0.39           0.34           0.82           0.74
  Discontinued operations                                              -          (0.07)          0.02           0.11
                                                             -----------    -----------    -----------    -----------
  Net earnings                                                      0.39           0.27           0.84           0.85
                                                             ===========    ===========    ===========    ===========
Weighted average number of Common Shares
And Common Share equivalents outstanding
  Basic                                                            187.8          193.1          188.6          192.6
  Diluted                                                          212.1          198.3          213.6          197.9
SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures                              65.3           62.4          196.6          156.5
Depreciation and amortisation                                       19.3           15.5           54.5           43.4
Dry-dock amortisation                                                4.6            4.2           12.5           11.2

(a) Selling, general and administrative expenses have been re-presented to reflect a reclassification of certain costs previously charged to operating expenses.

                          ACERGY S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In $ millions)

                                                                 As at              As at            As at
                                                               August 31,         August 31,      November 30,
                                                                  2007               2006             2006
                                                               Unaudited          Unaudited        Audited (a)
                                                             --------------    --------------    --------------
ASSETS
  Cash and cash equivalents                                           518.1             325.3             717.5
  Assets held for sale                                                  9.5              18.6              16.7
  Other current assets (b)                                            791.0             561.3             669.4
  Long-lived tangible assets, net of accumulated
   depreciation                                                       758.2             567.0             645.6
  Other non-current assets                                            161.2             146.2             160.0
                                                             --------------    --------------    --------------
    Total assets                                                    2,238.0           1,618.4           2,209.2
                                                             ==============    ==============    ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current portion of long term debt                                     3.2               0.8               2.4
  Other current liabilities                                           931.6             892.8             917.1
  Long term debt                                                      506.3               8.7             507.1
  Other non-current liabilities                                        70.9              42.6              64.2
  Liabilities related to assets held for sale                             -               0.8                 -
  Minority interests                                                   14.0              18.9              18.7
  Shareholders' equity
    Common shares                                                     389.9             388.3             389.0
    Paid-in-surplus                                                   484.0             471.7             475.0
    Accumulated deficit                                               (59.8)           (222.3)           (154.3)
    Accumulated other comprehensive income                             10.8              17.1               7.5
    Treasury stock                                                   (112.9)             (1.0)            (17.5)
                                                             --------------    --------------    --------------
         Total shareholders' equity                                   712.0             653.8             699.7
                                                             --------------    --------------    --------------
         Total liabilities and shareholders' equity                 2,238.0           1,618.4           2,209.2
                                                             ==============    ==============    ==============

(a) These figures have been extracted from the audited Consolidated Financial Statements for 2006.
(b) As at August 31, 2007 a total of $nil million of claims or variation orders not formally agreed with clients has been included in other current assets. This compares to $1.7 million and $nil million of claims and variation orders included in other current assets as at August 31, 2006 and November 30, 2006 respectively.

                          ACERGY S.A. AND SUBSIDIARIES
                  STATEMENT OF MOVEMENT OF ACCUMULATED DEFICIT
                      FOR NINE MONTHS ENDED AUGUST 31, 2007
                                 (In $ millions)

Balance, November 30, 2006                                        (154.3)
Net income for nine months ended August 31, 2007                   172.4
Dividends paid                                                     (37.5)
Loss on sale of Treasury Stock                                     (40.4)
                                                                --------
Balance, August 31, 2007                                           (59.8)
                                                                ========

                          ACERGY S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (In $ millions)

The Company has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean region covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada region includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan; the Acergy North America and Mexico region includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America region incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East region includes all activities in Asia Pacific, India and the Middle East (but excludes the Caspian Sea). The Acergy Corporate region includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

                                                        Acergy       Acergy                  Acergy
For the three months ended                Acergy       Northern       North       Acergy     Asia &
August 31, 2007                          Africa &      Europe &    AMERICA &      SOUTH      MIDDLE       ACERGY
(in $ millions)                       Mediterranean     Canada     Mexico (b)    America      East       Corporate     Total
------------------------------------  -------------    --------    ----------    -------    --------    ----------   ---------
Net operating revenue - external (a)          336.0       280.7           1.4       63.3        27.9          (0.1)      709.2
Net operating income/(loss)                    55.9        59.6          (3.1)      (0.7)       (5.9)         19.2       125.0
  Interest income, net                                                                                                     2.4
  Foreign exchange loss                                                                                                   (3.8)
------------------------------------------------------------------------------------------------------------------------------
Net income before minority interests and taxes from continuing operations                                                123.6

                                                        Acergy       Acergy                  Acergy
For the three months ended                Acergy       Northern       North       Acergy     Asia &
August 31, 2006                          Africa &      Europe &    AMERICA &      SOUTH      MIDDLE       ACERGY
(in $ millions)                       Mediterranean     Canada     Mexico (b)    America      East       Corporate     Total
------------------------------------  -------------    --------    ----------    -------    --------    ----------   ---------
Net operating revenue - external (a)          258.6       294.6           0.9       19.5        33.3           0.1       607.0
Net operating income/(loss)                    23.1        59.1           0.3        0.3        (1.7)         27.4       108.5
  Interest income, net                                                                                                     4.1
  Foreign exchange loss                                                                                                   (4.1)
------------------------------------------------------------------------------------------------------------------------------
Net income before minority interests and taxes from continuing operations                                                108.5

                                                        Acergy       Acergy                  Acergy
For the nine months ended                 Acergy       Northern       North       Acergy     Asia &
August 31, 2007                          Africa &      Europe &    AMERICA &      SOUTH      MIDDLE       ACERGY
(in $ millions)                       Mediterranean     Canada     Mexico (b)    America      East       Corporate     Total
------------------------------------  -------------    --------    ----------    -------    --------    ----------   ---------
Net operating revenue - external (a)          964.5       734.8           2.0      146.9        60.2           0.7     1,909.1
Net operating income/(loss)                   119.6       131.1          (3.7)      (3.6)       (6.0)         25.6       263.0
  Interest income, net                                                                                                    11.3
  Foreign exchange loss                                                                                                   (4.6)
------------------------------------------------------------------------------------------------------------------------------
Net income before minority interests and taxes from continuing operations                                                269.7

                                                        Acergy       Acergy                  Acergy
For the nine months ended                 Acergy       Northern       North       Acergy     Asia &
August 31, 2006                          Africa &      Europe &    AMERICA &      SOUTH      MIDDLE       ACERGY
(in $ millions)                       Mediterranean     Canada     Mexico (b)    America      East       Corporate     Total
------------------------------------  -------------    --------    ----------    -------    --------    ----------   ---------
Net operating revenue - external (a)          717.8       609.9          36.2       51.5        95.9           0.1     1,511.4
Net operating income/(loss)                    84.8        96.9           1.0        2.8         1.7          26.9       214.1
  Interest income, net                                                                                                     9.1
  Foreign exchange loss                                                                                                   (1.2)
------------------------------------------------------------------------------------------------------------------------------
Net income before minority interests and taxes from continuing operations                                                222.0

(a) Two clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the quarter ended August 31, 2007. The revenue from these clients was $266.2 million and was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe and Canada. Two clients in the nine months period ended August 31, 2007 accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $758.9 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. In the quarter ended August 31, 2006, three clients accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $335.2 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Three clients in the nine months period ended August 31, 2006 accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $877.6 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

(b)   Excludes discontinued operations.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997)
and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: October 15, 2007                            By:  /s/ Stuart Jackson
                                                      --------------------------
                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer